UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   2)*

GRIFFIN LAND & NURSERIES, INC.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

398231 10 0

(CUSIP Number)

Frederick M. Danziger

One Rockefeller Plaza Suite 2301

New York, New York 10020 (212) 561-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1 (b) (3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,138

	8.	Shared Voting Power 866,204

	9.	Sole Dispositive Power 46,138

	10.	Shared Dispositive Power 866,204

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .88

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Louise B. Cullman

2.	Check the Appropriate Box If a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,410

	8.	Shared Voting Power 743,365

	9.	Sole Dispositive Power 38,410

	10.	Shared Dispositive Power 743,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .74

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman, Jr.

2.	Check the Appropriate Box If a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,342

	8.	Shared Voting Power 715,146

	9.	Sole Dispositive Power 221,342

	10.	Shared Dispositive Power 715,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,342

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.26

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elissa F. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,000

	8.	Shared Voting Power 55,200

	9.	Sole Dispositive Power 17,000

	10.	Shared Dispositive Power 55,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .33

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan R. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 87,765

	8.	Shared Voting Power 904,634

	9.	Sole Dispositive Power 87,765

	10.	Shared Dispositive Power 904,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.69

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lucy C. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,322

	8.	Shared Voting Power 728,358

	9.	Sole Dispositive Power 60,322

	10.	Shared Dispositive Power 728,358

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.16

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederick M. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 137,485

	8.	Shared Voting Power 209,778

	9.	Sole Dispositive Power 137,485

	10.	Shared Dispositive Power 209,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.65

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons David M. Danziger

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,308

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 52,308

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,308

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.00

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Carolyn s. Fabrici

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,858

	8.	Shared Voting Power 118,952

	9.	Sole Dispositive Power 23,858

	10.	Shared Dispositive Power 118,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,858

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .05

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons John L. Ernst

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,049

	8.	Shared Voting Power 411,321

	9.	Sole Dispositive Power 8,049

	10.	Shared Dispositive Power 411,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,049

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .16

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Margot P. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,315

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.00

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexandra Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,748

	8.	Shared Voting Power 88,137

	9.	Sole Dispositive Power 1,748

	10.	Shared Dispositive Power 88,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .03

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) B. Bros. Realty LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 233,792

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 233,792

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.50

14.	Type of Reporting Person (See Instructions) LLC

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew L. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,650

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,650

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .03

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rebecca D. Gamzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,705

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,705

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .80

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman III

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,794

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,794

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .36

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Caroline B. Sicher

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,422

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,422

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .41

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Samuel Cullman

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,594

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,594

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,594

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .26

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Jessica P. Earnst

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .02

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Georgina Cullman

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,550

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,550

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .18

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D ITEMS

Item 1. Security and Issuer

This Amendment No. 2 amends the Schedule 13D filed July 3, 1997 (as so amended, the “Schedule”) by the Reporting Person (as defined below) relating to the Common Stock, $0.01 par value (the “Common Stock”), of Griffin Land & Nurseries, Inc. (the “Issuer”), a Delaware corporation having its principal executive offices at One Rockefeller Plaza, Suite 2301, New York, New York 10020. The purpose of this Amendment No. 2 is to report the acquisition of additional shares of Common Stock by Reporting Persons on April 19, 2007  (as described in Item 4 below) and to update Insert 1 and the cover pages hereto to reflect this acquisition as well as other non-reportable acquisitions or dispositions since Sept. 17, 1999.

Item 2. Identity and Background

See Insert 1 attached hereto.

None of the persons filing this Schedule (the “Reporting Persons”) has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States. The Reporting Persons have executed a joint filing agreement in connection with the filing of this Schedule, a copy of which has been filed as Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

Securities of the issuer were exchanged under the option exercise discussed in Item 4.

Item 4. Purpose of Transaction

On April 19, 2007, Frederick M. Danziger exercised options to purchase 90,000 shares of common stock of Griffin Land & Nurseries at an exercise price of $14.6875 for 15,000 shares and an exercise price of $13.25 for 75,000 shares. Securities of the issuer were exchanged for the option exercise price and used at the trading value of $36.50 per share to pay the exercise price for the options exercised and the federal, state, local and medicare taxes resulting from the exercise. The aggregate number of shares of common stock so transferred as part of the exercise of the options was 59.001 together with approximately $69 in cash.

The purpose of these acquisitions is to hold such shares for investment purposes. Mr. Danziger, a Reporting Person, is also the Chief Executive Officer of the Issuer and a member of its Board of Directors. The acquisition of Common Stock is unrelated to any plans or proposals of the kind described in item 4 of Scheduled 13D and, except as previously disclosed by the Issuer in its reports pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have no current plans or proposals related to, or which they believe would result in, any of the events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

See Insert 1 hereto and cover pages.

Voting power and power to direct disposition of securities is shared by trustees of each of the trusts referred to in Item 2 as set forth on Insert 1. The officers and directors of the Samuel J. Bloomingdale Foundation, Inc., the Susan B. and Richard C. Ernst Foundation, Inc. and Louise B. and Edgar M. Cullman Foundation, Inc. and the trustees of charitable trust created by Justus Heijmans (collectively, the “Foundations”) referred to in Insert 1 as set forth on Insert 1 hereto share voting power and the power to dispose of such securities. Such shares are, however, not included in the individual totals shown on cover pages. Shares owned by B. Bros. Realty LLC are shown as beneficially owned for voting and dispositive purposes by both Managers of that LLC and also by the company itself.

No transactions in the Issuer’s Common Stock were effected during the 60 days preceding the date hereof by the persons filing this Schedule and their affiliated persons other than as set forth in Item 4 above.

Item 6. Contract, Arrangement or Understanding with Respect to Securities of the Issuer

None other than an informal understanding that the persons and entities listed in Insert 1 attached hereto will hold and vote together the shares of Issuer’s Common Stock owned by each of them. However, Trustees of trusts and partners of the partnership listed in Insert 1 may act independently where fiduciary responsibilities so require. Furthermore, the persons and entities listed in Insert 1 may acquire additional shares of the Issuer’s Common Stock.

Although the Foundations are included in Insert 1, no arrangement of any kind exists with respect to any of the Issuer’s Common Stock held by such Foundations. Such Foundations were included in Insert 1 only because certain of the undersigned are officers and directors of such Foundations.

Item 7. Material to the Filed as Exhibits

A copy of the Joint Filing Agreement, including powers of attorney, is attached hereto as Exhibit 1 to Schedule 13D.

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: May 14, 2007

Edgar M. Cullman*
Edgar M. Cullman, individually and as
Trustee of the Trusts of which he is a
Trustee as indicated on Insert 1 hereto

Louise B. Cullman*
Louise B. Cullman, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

Susan R. Cullman*
Susan R. Cullman, individually, as
Custodian and as Trustee of the Trusts
of which she is a Trustee as indicated
on Insert 1 hereto

Edgar M. Cullman, Jr.*
Edgar M. Cullman, Jr., individually, as
Custodian and as Trustee of the Trusts
of which he is a Trustee as indicated
on Insert 1 hereto

Lucy C. Danziger*
Lucy C. Danziger, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

John L. Ernst*
John L. Ernst, individually and as
Trustee of the Trusts of which he is a
Trustee, and as Guardian,
all as indicated on Insert 1 hereto

Carolyn S. Fabrici*
Carolyn S. Fabrici, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

/s/ Frederick M. Danziger
Frederick M. Danziger, individually and
as Trustee of the Trusts of which he is
a Trustee as indicated on Insert 1
hereto

Elissa F. Cullman*
Elissa F. Cullman, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

Rebecca D. Gamzon*
Rebecca D. Gamzon, individually
formerly Rebecca B. Danziger as custodian for minor childern Andrew Gamzon and Sarah Gamzon

Matthew L. Ernst*
Matthew L. Ernst, individually, as custodian for minor children Jonah Ernst and Odessa Ernst

B. BROS. REALTY LLC

By	John L. Ernst*
John L. Ernst,
Co Managing Member

Margot P. Ernst*
Margot P. Ernst, not individually but
as Trustee of the Trusts of which she
is a Trustee as indicated on Insert 1
hereto

Alexandra Ernst*
Alexandra Ernst, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto as custodian of minor children Cooper Siegel and Shepard Siegel

David M. Danziger*
David M. Danziger, individually, as custodian for minor children Sameena Danziger and Sunaina Danziger

Edgar M. Cullman III*
Edgar M. Cullman III

Caroline B. Sicher*
Caroline B. Sicher, individually

By:	/s/ Frederick M. Danziger
Frederick M. Danziger
Attorney-in-Fact

Samuel Cullman*
Samuel Cullman, individually

Jessica P Ernst*
Jessica P Ernst, individually

Georgina Cullman
Georgina Cullman, individually

Griffin Land & Nurseries
Schedule 13D	Insert 1—Item 2.
Amendment #2

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
1.	Edgar M. Cullman (“EMC”)	2 E. 70th St. New York, N.Y. 10021	Co Managing Member Culbro, LLC 880 Third Ave	(65,000)	46,138.88

2.	Edgar M. Cullman, Jr. (“EMC, Jr.”)	770 Park Avenue New York, N.Y. 10021	Co Managing Member Culbro, LLC 880 Third Ave New York, N.Y.	92,966	221,342	4.26

3.	Elissa F. Cullman (“EFC”)	770 Park Avenue New York, New York 10021	Interior Decorator		17,000.33

4.	Louise B. Cullman (“LBC”)	2 E. 70th St. New York, N.Y.	Housewife	(65,000)	38,410.74

5.	Susan R. Cullman (“SRC”)	812 Park Ave. New York, NY 10021	Housewife		87,765	1.69

6.	Lucy C. Danziger (“LCD”)	2 E. 73rd St. New York, N.Y.	Housewife	(21,520)	60,322	1.16

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
7.	Frederick M. Danziger (“FMD”)	2 E. 73rd St. New York, N.Y. 10021	Griffin Land & Nurseries, Inc. President One Rockefeller Plaza Suite 2301 New York, New York	120,943	137,485	2.65

8.	David M. Danziger (“DMD”)	115 Central Park West NY, NY 10023	General Cigar Holdings Executive Vice President 387 Park Avenue South New York, New York	(9,700)	31,848.61

9.	Rebecca D. Gamzon (“RDG”)	1165 Park Ave Apt 15A N.Y., N.Y. 10128	Housewife	(17,570)	11,830.23

10.	John L. Ernst (“JLE”)	860 U.N. Towers New York, N.Y. 10017	Chairman & President Bloomingdale Properties, Inc.* (Investments) 641 Lexington Avenue New York, N.Y.	(600)	5,400.10

11.	Alexandra Ernst (“AE”)	120 Bis Blvd. Montpamesse 75014 Paris, France	Writer		1,548.03

12.	LCD, EMC, Jr. and SRC, Trustees u/w/o Joseph F. Cullman, Jr. f/b/o/: EMC				76,448	1.47

13.	Carolyn S. Fabrici (“CSF”)	P.O. Box 4708 42630 N. 54th St. Cave Creek, AZ 85331	Housewife		23,858.46

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
14.	Alexander Ernst f/b/o: Cooper S. Siegel a minor			200	200.00

15.	Caroline B. Sicher, (“CBS”)				21,422.41

16.	EMC and LBC, Trustees u/i/o LBC (12/16/43)* f/b/o: LCD				29,964.58

17.	EMC, LBC and SRC, Trustees u/i/o Samuel J. Bloomingdale (“SJB”) and Rita G. Bloomingdale (“RGB”) (1/10/50)* f/b/o: SRC				50,880.98

18.	EMC, LBC and SRC, Trustees u/i/o EMC and LBC (3/21/50)* f/b/o: SRC				18,714.36

19.	EMC, LBC and LCD Trustees u/i/o SJB (12/21/50)* f/b/o: LCD				29,192.56

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
20.	EMC, LBC and EMC, Jr. Trustees u/i/o SJB (12/21/50)* f/b/o: EMC, Jr.				25,006.48

21.	EMC, LBC and SRC Trustees u/i/o SJB (12/21/50)* f/b/o: SRC				26,000.50

22.	EMC, LBC and LCD Trustees u/i/o RGB (12/21/50)* f/b/o: LCD				5,418.10

23.	EMC, LBC and EMC, Jr. Trustees u/i/o RGB (12/21/50)* f/b/o: EMC, Jr.				9,974.19

24.	EMC, LBC and SRC Trustees u/i/o RGB (12/21/50)* f/b/o: SRC				11,840.22

25.	EMC, LBC and LCD Trustees u/i/o RGB (6/14/51)* f/b/o: LCD				53,818	1.04

26.	EMC, LBC and EMC, Jr. Trustees u/i/o RGB (6/14/51)* f/b/o: EMC, Jr.				40,190.77

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
27.	EMC, LBC and SRC Trustees u/i/o RGB (6/14/51)* f/b/o: SRC				40,090.77

28.	LBC, Margot P. Ernst (“MPE”), AE and JLE, Trustees u/i/o Susan B. Ernst (“SBE”) (4/9/52)* f/b/o: Descendants of JLE				4,364.08

29.	LBC, JLE, AE and CSF, Trustees u/i/o SBE (4/9/52)* f/b/o: Descendants of CSF				3,844.08

30.	EMC, LCD, EMC, Jr. and SRC Trustees u/i/o LBC (1/6/53)* f/b/o: Descendants of LCD Descendants of EMC, Jr. Descendants of SRC				10,400 38,976 26,284	.20 .75 .51

31.	LBC, MPE, AE and JLE, Trustees u/i/o SBE (1/6/53)* f/b/o: Descendants of JLE				2,580.05

32.	LBC, JLE, AE and CSF Trustees u/i/o SBE (1/6/53)* f/b/o: Descendants of CSF				11,701.23

(3)
Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
33.	EMC, LCD, EMC, Jr. and SRC Trustees u/i/o LBC (6/30/54)* f/b/o: Descendants of LCD Descendants of EMC, Jr. Descendants of SRC				25,944 49,502 35,878	.50 .95 .69

34.	LBC, CSF, AE and JLE, Trustees u/i/o SJB (12/21/50)* f/b/o: Dorothy P. Ernst				3,974.08

35.	LBC, CSF, AE and JLE Trustees u/i/o RGB (12/21/50)* f/b/o: Dorothy P. Ernst				3,974.08

36.	LBC, LCD, EMC, Jr. and SRC Trustees u/i/o EMC (3/23/55)* f/b/o/: Descendants of LCD Descendants of EMC, Jr. Descendants of SRC				10,830 15,408 14,200	.21 .30 .27

37.	EMC, LCD, EMC, Jr. and SRC Trustees u/i/o LBC (3/23/55)* Descendants of LCD Descendants of EMC, Jr. Descendants of SRC				7,000 12,124 13,600	.13 .23 .26

38.	EMC, LBC, EMC, Jr. and LCD Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of LCD				24,400.47

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
39.	EMC, LBC, LCD and EMC, Jr. Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of EMC, Jr.				34,250.66

40.	EMC, LBC, LCD and SRC Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of SRC				37,962.73

41.	LBC, MPE, AE and JLE Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of JLE				3,194.06

42.	EMC, LBC, CSF, AE and JLE Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of CSF				3,526.07

43.	EMC, LBC and LCD, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of LCD				19,228.37

44.	EMC, LBC and EMC, Jr., Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of EMC, Jr.				20,332.39

45.	EMC, LBC and SRC, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of SRC				17,190.33

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
46.	EMC, LBC, CSF, AE and JLE, Trustees Trustees (2/29/56)* f/b/o: Descendants of JLE				39,138.75

47.	EMC, LBC, JLE and CSF, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of CSF				39,138.75

48.	Samuel J. Bloomingdale Foundation, Inc.* EMC, Chairman & Dir. LBC, President & Dir. EMC, Jr., Treas. & Dir. LCD, Secretary	Charitable Foundation			19,642.37

49.	Richard C. Ernst and Susan B. Ernst Foundation, Inc.* JLE, Pres. & Dir. MPE, Vice Pres. & Dir. AE, Treas. & Dir. John Fletcher III, Secy.			(12,048)	0.00

50.	EMC, LBC and EMC, Jr., Trustees u/w/o F.W. Cullman (7/23/59)* f/b/o: LCD EMC, Jr. SRC				17,420 13,770 20,014	.34 .26 .38

51.	EMC, LCD and FMD, Trustees u/i/o SJB (4/15/66)* f/b/o: DMD				12,524.24

(3)
Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
52.	FMD, LCD and EMC, Jr., u/i/o EMC (12/26/72)* f/b/o: LCD and DMD LCD and RDG				17,800 18,000	.34 .35

53.	FMD, LCD, SRC and EMC, Jr. Trustees u/i/o EMC (12/23/76)* f/b/o: DMD RDG				16,000 16,200	.31 .31

54.	FMD, SRC, EMC, Jr., and JLE, Trustees u/i/o LCD (12/25/76)* f/b/o: DMD RDG				3,200 3,200	.06 .06

55.	Richard M. Danziger and FMD, Trustees u/i/o LCD (12/24/69)* f/b/o: RDG				22,800.44

56.	LBC, MPE, AE and JLE, Trustees u/i/o RGB (6/14/51)* f/b/o: JLE				3,081.06

57.	LCD, SRC, JLE and Elissa Cullman, Trustees, u/i/o EMC, Jr. (12/25/76)* f/b/o: EMC III SBC				7,200 7,200	.14 .14

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
58.	EMC, Jr., SRC, LCD and Elissa Cullman, Trustees, u/i/o EMC (12/23/76)* f/b/o: EMC III SBC				20,400 20,400	.39 .39

59.	EMC, Jr., SRC, LCD and FMD Trustees u/i/o EMC (12/23/76)* GDC				20,000.39

60.	LCD, EMC, Jr., John Sicher and JLE, Trustees, u/i/o SRC (12/25/76)* f/b/o: CBS				14,000.27

61.	EMC, Jr., LCD, SRC and John Sicher, Trustees, u/i/o EMC (12/23/76)* f/b/o: CBS				16,000.31

62.	FMD and R.M. Danziger, Trustees u/i/o Elsie B. Paskus f/b/o: R.M. Danziger				3,000.06

63.	FMD and R.M. Danziger Trustees u/i/o Elsie B. Paskus f/b/o: FMD				33,600.64

64.	B. Bros. LLC JLE, Co Managing Member SRC, Co Managing Member				233,792	4.50

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
65.	EMC, EMC, Jr. SRC and Richard W. Dammann, Executors of the Estate of Justus Heijmans				202.00

66.	JLE, FMD and Roger Bloom (“RB”), Trustees u/a/o SBE (4/19/81) u/w/o SBE Appointment u/i/o RBG (11/27/31)* f/b/o: Descendants of JLE				7,458.14

67.	LBC, JLE, AE and CSF, Trustees u/i/o SJB (12/21/50)* f/b/o: CSF				1,515.03

68.	LBC, JLE, AE and CSF Trustees u/i/o RGB (6/14/51)* f/b/o: CSF				1,400.03

69.	JLE, EMC, Jr. and Roger Bloom, Trustees u/a/o SBE (4/19/81) u/w/o SBE Appointment u/i/o RGB (11/27/31)* f/b/o: Descendants of CSF				2,000.04

70.	Matthew L. Ernst	462 Broome Street N.Y, N.Y. 10013			1,250.02

71.	JLE, MPE, CSF, FMD and EMC, Jr., Trustees u/c/o/w Richard C. Ernst, (6/19/84) f/b/o: Benjamin C. Stewart				5,996.12

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
72.	Jessica P. Ernst				1,250.02

73.	Charitable Trust created by Justus Heijmans,* EMC and EMC, Jr., Trustees				200.00

74.	LBC, JLE, MPE and AE, Trustee u/i/o RGB (12/21/50)* f/b/o: JLE				1,100.02

75.	JLE, as Guardian f/b/o: DPE				2,679.05

76.	JLE, LBC, EMC, CSF and AE, Trustees u/c/w/o RGB (2/29/56)* f/b/o: Descendants of JLE				4,746.09

77.	Chase Bank and LBC, Trustees u/i/o RGB (11/27/31)* f/b/o: LBC				30,000.58

78.	Louise B. & Edgar M. Cullman Foundation, Inc.* EMC, Chairman of the Board SRC, President| LBC, Vice President EMC, Jr., Treasurer LCD, Secretary	Charitable Foundation		130,000	136,400	2.63

79.	Edgar M. Cullman, III (EMC,III)		Producer		18,794.36

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
80.	Samuel B. Cullman				13,594.26

81.	FMD and R. M. Danziger Trustees u/w/o Elsie B. Paskus f/b/o FMD Family				30,000.58

82.	Rebecca Gamzon f/b/o Andrew Gamzon a minor (“AG”)	Custodian		15,065	16,611.32

83.	Rebecca Gamzon t/b/o Sarah Gamzon a minor			13,265	13,265.26

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	July 3,1999	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
84.	David M. Danziger f/b/o Sunaina Danziger a minor			10,230	10,230.02

85.	David M. Danziger f/b/o Sameena Danziger a minor			10,230	10,230.02

86.	Mathew Ernst f/b/o Jonah Ernst a minor			200	200.00

87.	Mathew Ernst f/b/o Odessa Ernst a minor			200	200.00

88.	Georgina Cullman				9,550.18

			TOTAL		2,529,156	48.72

*                    Business Address:  641 Lexington Avenue, New York, NY  10022